SPECTRA ENERGY CORP

5400 Westheimer Court

Houston, Texas 77056

            December 8, 2006

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Spectra Energy Corp (the “Company”)
Registration Statement on Form 10 (File No.1-33007)

Ladies and Gentleman:

Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, we respectfully request that the effective date of the Registration Statement on Form 10 (File No. 001-33007) be accelerated by the Securities and Exchange Commission (the “Commission”) to 3:00 p.m. Eastern Standard Time on December 11, 2006 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Jeremy London of Skadden, Arps, Slate, Meagher & Flom LLP at (202) 371-7535 and that such effectiveness also be confirmed in writing.

[Signature Page to Follow]

Very truly yours,

SPECTRA ENERGY CORP

/s/ William S. Garner, Jr.
By: Title:	William S. Garner, Jr. General Counsel and Secretary